CUSIP No. L0427L204 SCHEDULE 13D

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

Atento S.A.

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

L0427L204

(CUSIP Number)

Intrepid Capital Management, Inc.
1400 Marsh Landing Parkway, Suite 106
Jacksonville Beach, FL 32250
(904) 246-3433

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communication)

- with copies to-

Peter D. Fetzer Foley & Lardner LLP 777 East Wisconsin Avenue Suite 3800 Milwaukee, WI 53202-5306 (414) 297-5596

March 2, 2023

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. L0427L204 SCHEDULE 13D

1		NAME OF REPORTING PERSON Intrepid Capital Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,424,600 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,424,600 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,424,600 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA
(1)	Represents 1,424,600 ordinary shares of Atento S.A. issuable upon the exercise of 1,424,600 warrants.

CUSIP No. L0427L204 SCHEDULE 13D

1		NAME OF REPORTING PERSON Intrepid Capital Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,424,600 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,424,600 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,424,600 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA
(1)	Represents 1,424,600 ordinary shares of Atento S.A. issuable upon the exercise of 1,424,600 warrants.

CUSIP No. L0427L204 SCHEDULE 13D
ITEM 1. SECURITY AND ISSUER.

This statement on Schedule 13D (this “Schedule 13D”) relates to the ordinary shares, no par value (the “Shares”), of Atento S.A., a public company incorporated in the Grand Duchy of Luxembourg with registered number B185761 (the “Issuer”), whose registered office is located at 1, rue Hildegard Von Bingen, L-1282, Luxembourg, Grand Duchy of Luxembourg.

Aquiline Credit Opportunities Fund L.P. is individually, and GLG Partners LP, Man Group plc and Man Funds VI plc – Man GLG High Yield Opportunities are jointly, filing separate Schedule 13Ds reporting beneficial ownership of Shares of the Issuer. As discussed in Item 4 below, the Reporting Persons (as defined herein) may be deemed members of a “group” (within the meaning of Rule 13d-5 under the Exchange Act of 1934, as amended (the “Exchange Act”)) with Aquiline Credit Opportunities Fund L.P., GLG Partners LP, Man Group plc and Man Funds VI plc – Man GLG High Yield Opportunities (collectively with the Reporting Persons, the “Initial Cooperating Noteholders”). This Schedule13D reports the number of Shares beneficially owned by the Reporting Persons and the Reporting Persons disclaim any beneficial ownership of the Shares beneficially owned by the other members of the Initial Cooperating Noteholders.

ITEM 2. IDENTITY AND BACKGROUND.

(a) This Schedule 13D is being filed jointly by (1) Intrepid Capital Management, Inc., a Florida corporation and Securities and Exchange Commission (SEC) registered investment adviser under the Investment Advisers Act of 1940 (“Intrepid Capital”); and (2) Intrepid Capital Corporation, a Delaware corporation and the parent holding corporation of Intrepid Capital (collectively, the “Reporting Persons”).  The joint filing agreement of the Reporting Persons is attached hereto as Exhibit 99.1.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and the citizenship of the executive officers and directors of Intrepid Capital and Intrepid Capital Corporation (the “Related Parties”). To the best of the knowledge of the Reporting Persons, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement, or understanding required to be disclosed herein.

(b) The principal business address of the Reporting Persons is 1400 Marsh Landing Parkway, Suite 106, Jacksonville Beach, Florida, 32250.

(c) Intrepid Capital is an investment adviser registered with the SEC that provides investment advisory services to, among others, certain series of Intrepid Capital Management Funds Trust, an open-ended registered investment company, specifically the Intrepid Income Fund and the Intrepid Capital Fund (collectively, the “Funds”). Intrepid Income Fund directly holds 1,296,200 warrants of the Issuer and Intrepid Capital Fund directly holds 128,400 warrants of the Issuer (Intrepid Income Fund and Intrepid Capital Fund are collectively referred to herein as the “Funds”). The warrants are exercisable on a one-to-one basis for Shares for an exercise price of $3.78 per Share.

As investment adviser to the Funds, Intrepid Capital has voting and dispositive power over the securities held by the Funds, including the warrants of the Issuer, and thus is the beneficial owner (as defined in Rule 13d-3 of the Exchange Act of 1,424,600 Shares issuable upon exercise of the 1,424,600 warrants at an exercise price of $3.78.  The Funds do not have the right to obtain voting or dispositive power over the Shares within sixty days, and therefore are not deemed to beneficially own the Shares under Rule 13d-3 of the Exchange Act.  As the control person of Intrepid Capital, Intrepid Capital Corporation is deemed to share voting and dispositive power over the Shares.

(d)-(e) During the last five years, none of the Reporting Persons or any of the Related Parties has (i) been convicted in a criminal proceeding of the type specified in Item 2(d) of Schedule 13D or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect at such laws.
(f) Not applicable.
ITEM 3. SOURCE AND AMOUT OF FUNDS OR OTHER CONSIDERATION.

On February 15, 2023, the Reporting Persons entered into a Purchase Agreement (the “Purchase Agreement”) with Atento Luxco 1, a wholly-owned subsidiary of the Issuer, and the other note purchasers party thereto. Pursuant to the Purchase Agreement, on February 17, 2023, the note purchasers purchased from Atento Luxco 1 $39,600,000 in aggregate principal amount of new senior secured notes due 2025 (the “2025 Notes”). In addition, in consideration of the Reporting Persons’ subscription for the 2025 Notes, the Issuer granted 1,424,600 warrants (the “Warrants”) to subscribe for Shares at an exercise price of $3.78 to the Reporting Persons. The source of funds for the transaction was cash on hand available to the Reporting Persons.

CUSIP No. L0427L204 SCHEDULE 13D
ITEM 4. PURPOSE OF TRANSACTION.

The response set forth in Item 3 hereof is incorporated herein by reference.

The Reporting Persons purchased the 2025 Notes and the Warrants for investment purposes.

On March 2, 2023, the Reporting Persons and the other Initial Cooperating Noteholders reached an understanding to cooperate with respect to each Initial Cooperating Noteholder’s holdings of 2025 Notes and existing senior secured notes due 2026 of Atento Luxco 1 (the “2026 Notes”), including to cooperate in pursuing potential restructurings with respect to the indebtedness of the Issuer and its subsidiaries, including Atento Luxco 1 (a “Transaction”), which may include a comprehensive financial restructuring of the Issuer and its subsidiaries. Although the understanding among the Initial Cooperating Noteholders expressly does not apply to any equity securities of the Issuer and its subsidiaries beneficially owned by such Initial Cooperating Noteholders, any Transaction that the Initial Cooperating Noteholders may propose may result in a material change in the Issuer’s corporate structure, and may otherwise affect the capitalization of the Issuer, including the Shares (and the listing and/or registration of the Shares), and may result in a change in the present board of directors or management of the Issuer.

In addition, under the terms of the Purchase Agreement, Atento Luxco 1 agreed to use reasonable endeavors to explore an exchange of the 2026 Notes for an equal principal amount of priority secured notes due 2026 to the extent permitted under the terms of the existing debt documents and subject to other conditions, and the Reporting Persons and the other Initial Cooperating Noteholders may participate in any such exchange. Further, in connection with any Transaction or otherwise, the Reporting Persons and the other Initial Cooperating Noteholders may purchase additional securities of the Issuer or one of its subsidiaries. The Reporting Persons intend to discuss any proposed Transaction with the Issuer and the Issuer’s management and the board of directors, and may also discuss any such proposed Transaction or related actions with other shareholders of the Issuer and other persons.

The description of the Purchase Agreement included in this Schedule 13D does not purport to be complete and is qualified in its entirety by reference to the text of the Purchase Agreement, which is filed as an exhibit to this Schedule 13D and incorporated by reference herein.

The Reporting Persons reserve the right, in light of their ongoing evaluation of the Issuer’s financial condition, business, operations and prospects, the market price of the Shares, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change their plans and intentions at any time, as they deem appropriate. In addition, the Reporting Persons (and their affiliates and Related Parties) reserve the right, subject to any applicable law, to enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the securities of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) – (b) The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Schedule 13D is incorporated herein by reference. None of the Related Parties beneficially own any Shares. The Reporting Persons calculated their beneficial ownership percentage using the 15,451,667 Shares reported by the Issuer as outstanding on September 30, 2022, and added to that number, pursuant to Rule 13d-3 of the Exchange Act, the Shares issuable upon the exercise of the Reporting Persons’ Warrants.

(c) The information in Items 3 and 4 of this Schedule 13D is incorporated herein by reference. None of the Reporting Persons or any of the Related Parties has engaged in any transaction in Shares in the 60 days prior to the filing of this Schedule 13D other than as described in Items 3 and 4.

(d) None.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

As indicated in Item 3 above, on February 15, 2023, the Reporting Persons entered into the Purchase Agreement with Atento Luxco 1 and the other note purchasers party thereto. Pursuant to the Purchase Agreement, on February 17, 2023, the note purchasers purchased from Atento Luxco 1 $39,600,000 in aggregate principal amount of 2025 Notes and 7,795,800 Warrants to subscribe for Shares at an exercise price of $3.78. Interest on the 2025 Notes is 10% per annum payable in cash and 10% per annum payable in additional new 2025 Notes, with interest payable every three months. The 2025 Notes are guaranteed by selected receivables of certain subsidiaries of the Issuer. Pursuant to the terms of a side letter entered into in connection with the Purchase Agreement, upon the occurrence of certain prepayment, redemption, acceleration or foreclosure events, Atento Luxco 1 will pay or cause to be paid to the Reporting Persons and the other Initial Cooperating Noteholders a make-whole premium in accordance with their pro rata share of the 2025 Notes.

CUSIP No. L0427L204 SCHEDULE 13D
The Purchase Agreement also provides that, subject to certain conditions and within a maximum period of six months from the issuance date of the 2025 Notes, Atento Luxco 1 may permit other qualified investors to purchase additional 2025 Notes for a maximum amount of approximately $20 million, in which case such investors would also receive Warrants with similar terms and would have the ability to participate in the above-referenced exchange on a pro rata basis to their holdings in the 2026 Notes.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

99.1	Joint Filing Agreement
99.2	Purchase Agreement (Schedules omitted. The Reporting Persons agree to furnish a supplemental copy of any omitted materials to the Securities and Exchange Commission upon request.)

CUSIP No. L0427L204 SCHEDULE 13D

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date: March 13, 2023	INTREPID CAPITAL MANAGEMENT, INC. By: /s/ Mark F. Travis Name: Mark F. Travis Title: President
Date: March 13, 2023	INTREPID CAPITAL CORPORATION By: /s/ Mark F. Travis Name: Mark F. Travis Title: President

CUSIP No. L0427L204 SCHEDULE 13D

Schedule A

Executive Officers and Directors of Intrepid Capital Management, Inc.

Name and Position	Present Principal Occupation	Business Address	Citizenship

Mark F. Travis, President and Chief Executive Officer and Director	Mark Travis is the portfolio manager of the Intrepid Capital Fund and a co-lead portfolio manager of the Intrepid Income Fund. Mr. Travis is a founder and has been the President of the since 1994.	1400 Marsh Landing Parkway, Suite 106, Jacksonville Beach, Florida, 32250	United States
Donald C. White, Chief Financial Officer	Donald White is the Chief Financial Officer of Intrepid Capital Management, Inc.	1400 Marsh Landing Parkway, Suite 106, Jacksonville Beach, Florida, 32250	United States
Matthew T. Berquist, Chief Operating Officer and Director	Matthew Berquist is the Chief Operating Officer of Intrepid Capital Management, Inc.	1400 Marsh Landing Parkway, Suite 106, Jacksonville Beach, Florida, 32250	United States

Executive Officers and Directors of Intrepid Capital Corporation

Name and Position	Present Principal Occupation	Business Address	Citizenship
Mark F. Travis, President and Chief Executive Officer and Director	Mark Travis is the portfolio manager of the Intrepid Capital Fund and a co-lead portfolio manager of the Intrepid Income Fund. Mr. Travis is a founder and has been the President of the since 1994.	1400 Marsh Landing Parkway, Suite 106, Jacksonville Beach, Florida, 32250	United States
Donald C. White, Chief Financial Officer	Donald White is the Chief Financial Officer of Intrepid Capital Management, Inc.	1400 Marsh Landing Parkway, Suite 106, Jacksonville Beach, Florida, 32250	United States
Matthew T. Berquist, Chief Operating Officer and Director	Matthew Berquist is the Chief Operating Officer of Intrepid Capital Management, Inc.	1400 Marsh Landing Parkway, Suite 106, Jacksonville Beach, Florida, 32250	United States